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                                                                    EXHIBIT 4.2

                          [SMITH BARNEY LETTERHEAD]

Dear Unidyne Corporation:

Smith Barney hereby agrees to perform the following duties as outlined below, for the Unidyne Corporation Employee Stock Purchase Plan:

        1) Establish retail investment accounts for all Unidyne employees who have elected to participate in the stock purchase program and have advised Smith Barney. Each of these accounts will be established in the name of the employee (as directed by the employee).
        2) Receive in from Unidyne a stock certificate for the aggregate amount of shares to satisfy the employee purchases. These shares will be deposited into a Unidyne corporate account at Smith Barney.
        3) Unidyne will instruct Smith Barney as to how to allocate the shares amongst the various employee accounts. Smith Barney bears no responsibility or liability for the correctness of the allocation and its sole responsibility will be to allocate shares as Unidyne instructs. Unidyne will indemnify and hold Smith Barney harmless from any claims relating to or concerning the correctness of the allocation of shares of Unidyne.
        4) Smith Barney will advise each employee, by letter and by year end statement, that shares have been received into their account.
        5) Smith Barney understands that the employees will pay Unidyne directly and in full for the cost of the shares and that each employee may purchase whole shares up to 1,000 shares per employee.
        6) These shares of Unidyne common stock will have no restrictions. Employees will direct Smith Barney as to delivery of shares and any future trades that are to be effected in their accounts (including selling of shares, delivering of shares or any other future investment directives, as would be the case with any other retail investment account at Smith Barney).

                                           Sincerely,

                                           /s/ Mark A. Puccini

                                           MARK A. PUCCINI
                                           Senior Vice President, Branch Manager
                                           Smith Barney

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Agreed to and accepted by Unidyne